China Petroleum & Chemical Corporation
                             A6, Huixingdong Street
                       Chaoyang District, Beijing, 100029
                         The People's Republic of China

Via EDGAR
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                                                               January 9, 2006

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-5546, USA

            Re: Disclosure in Form 20-F of
                China Petroleum & Chemical Corp.


Dear Ms. Blye:

     We refer to your letter dated December 29, 2005 requesting us to provide you with supplemental information relating to our alleged business associations with countries that have been identified as state sponsors of terrorism by the U.S. State Department so that you may better understand our disclosure in the Form 20-F for the fiscal year ended December 31, 2004 filed with the Commission on June 29, 2005 with the file number 1-15138 (the "Filing").

     You wrote in your letter that, according to public media sources, China Petroleum & Chemical Corp. (the "Company"), which is commonly known or referred to as Sinopec Corp., might have existing or anticipated operations associated with Cuba, Iran and Sudan, which are identified as state sponsors of terrorism by the U.S. State Department and subject to economic sanctions administered by the Treasury Department's Office of Foreign Assets Control and Commerce Department's Bureau of Industry and Security. In addition, you mentioned a number of specific contracts that the Company allegedly has with those identified countries.

     We respectfully submit that your understanding is factually incorrect. The Company has no existing operations associated with Cuba, Iran or Sudan and does not currently anticipate acquiring such operations. It is possible that the alleged associations and contracts that you identified in your letter relate to certain transactions of China Petrochemical Corporation ("CPC"), which is the Company's controlling shareholder and a wholly state-owned corporation of the government of the People's Republic of China. CPC is also commonly known and referred to as Sinopec Group Company. The Company has no interest or involvement in those transactions.

     We hope the above information clarifies the issue. As per your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at +8610-6499-0482 if you have any questions.


                                      Sincerely,

                                      China Petroleum & Chemical Corporation

                                      /s/ Chen Ge
                                      -----------
                                      Chen Ge
                                      Secretary to the Board of Directors